FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

August 5, 2015

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated August 5, 2015 in connection with a Press Release related to ICICI Bank’s International Bond offering.

This is for your information and necessary action.

Yours faithfully,

Shanthi Venkatesan

Deputy General Manager

Encl: as above

August 5, 2015

The New York Stock Exchange, Inc.

20, Broad Street, 17th Floor

New York

New York 10005

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the `Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company's Report on Form 6-K dated August 5, 2015 in connection with a Press Release related to ICICI Bank’s International Bond offering.

This is for your information and necessary action.

Yours faithfully,

Shanthi Venkatesan

Deputy General Manager

Encl: as above

Table of Contents

Item

1. 2.	Form 6-K dated August 5, 2015 Press Release

Item 1

ICICI Bank Limited CIN: L65190GJ1994PLC021012 ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051

News Release	August 05, 2015

For Immediate Publication

ICICI Bank’s US$ 500 million international bond offering

ICICI Bank (NYSE: IBN), acting through its DIFC (Dubai) branch, successfully priced an issuance of 5 year fixed rate notes of US$ 500 million. The notes carry a coupon of 3.125% and were offered at an issue price of 99.574.

The securities referred to in this document were offered only outside the United States to non-U.S. persons under Regulation S of the U.S. Securities Act of 1933, as amended (“Securities Act”).

The securities referred to in this document have not been, and will not be, registered under the Securities Act, or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuer does not intend to make a public offer of the notes in the United States or to register any notes under the Securities Act.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the notes.

For Press Queries:

Sujit Ganguli / Kausik Datta

+91-22-2653 8525 / +91-22-2653 7026

Email- corporate.communications@icicibank.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 5, 2015	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager